Exhibit 99.(a)(1)

VALUECLICK, INC.

Offer To Purchase For Cash Employee Stock Options

Under 2002 Stock Incentive Plan

August 26, 2008

The Offer And The Associated Withdrawal Rights Expire On

September 24, 2008 At 11:59 P.M., Pacific Daylight Time,

Unless The Offer Is Extended

We are offering to purchase for cash certain employee stock options from our eligible employees.  The stock options subject to this Offer (the “Offer”) are outstanding employee stock options with exercise prices equal to or greater than $25.66 per share that were granted during 2007 under our 2002 Stock Incentive Plan that are outstanding on August 26, 2008 and at the Offer expiration time.  Eligible employees are only those employees of the Company or one of its subsidiaries as of August 26, 2008, including officers, directors and non-employee directors who continue to be employees or directors through the expiration date of the Offer on September 24, 2008, or a later date if the Offer is extended.  The cash amount that we are offering to pay for each eligible option that is tendered to us under this Offer ranges from $0.82 to $1.23, and is specifically set forth in Section III.2 (beginning on page 10).

We are making this Offer on the terms and subject to the conditions stated in this Offer document.  You are not required to tender your eligible options.  Tendering your eligible options means presenting them to ValueClick, Inc. (the “Company”) for purchase on the terms of this Offer.  If you choose to tender any eligible options in response to this Offer, you must tender all eligible options.

IMPORTANT

If you would like to accept this Offer, you must properly complete and submit your election to the Company by email or by an election via the Company’s secured website, or you must complete and sign the Letter of Transmittal in accordance with terms set forth in the offering materials and deliver it to the Company by email to mchandler@valueclick.com or by mail to Attn: Michael Chandler, 30699 Russell Ranch Rd., Suite 250 Westlake Village, CA 91361.  Your election must be received by the Company by 11:59 P.M., Pacific Daylight Time, on September 24, 2008 (or a later time and date that we will specify if we extend the Offer period).  If we do not receive your election by the Offer expiration time, you will be deemed to have rejected this Offer.

All questions about the 2002 Stock Incentive Plan or this Offer, or requests for assistance or for additional copies of any offering materials, should be made by email to mchandler@valueclick.com.

Although our Board of Directors has approved this Offer, neither ValueClick, Inc. nor our Board of Directors makes any recommendation to you as to whether you should tender your eligible options.

Participating in the Offer involves risks.  See Section II (beginning on page 7).

Our common stock is quoted on the NASDAQ Global Select Market under the symbol “VCLK.”  On August 19, 2008, the closing price of our common stock as reported on the NASDAQ Global Select Market was $13.16 per share.  You should obtain current market prices for our common stock before you decide whether to tender your eligible options.

As of August 19, 2008, options to purchase up to 8,104,314 shares of our common stock were issued and outstanding under all of our stock option plans.  Of these options, eligible options to purchase up to 4,903,114 shares of our common stock were outstanding and held by eligible employees.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender your eligible options in this Offer.  We have not authorized anyone to give you any information or to make any representation in connection with this Offer other than the information and representations contained in this Offer document and all related documents filed as part of the Tender Offer Statement filed with the United States Securities and Exchange Commission (“SEC”) on August 26, 2008.

This Offer to purchase has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in this Offer document. Any representation to the contrary is a criminal offense.

We are not making this Offer to, nor will we accept any tender of eligible options from or on behalf of, employees in any jurisdiction in which the Offer or the acceptance of any tender of eligible options would not comply with the laws of such jurisdiction.  We may, however, at our discretion, take any actions necessary for us to make the offer to eligible employees in any jurisdiction.

Nothing in this document shall be construed to give any person the right to remain in our employ or to affect our right to terminate the employment of any person at any time with or without cause to the extent permitted under law (subject to the terms of any employment agreement).  Nothing in this document should be considered a contract or guarantee of wages or compensation.

TABLE OF CONTENTS

I.	SUMMARY OF TERMS	1

II.	RISKS OF PARTICIPATING IN THE OFFER	7

III.	THE OFFER	8

	1. General; Eligibility; Offer Expiration Time	8

	2. Cash Payment for Eligible Options	10

	3. Purpose	11

	4. Procedures for Tendering Eligible Options	11

	5. Withdrawal Rights	12

	6. Acceptance of and Payment for Eligible Options	13

	7. Extension of Offer; Termination; Amendment; Subsequent Offering Period	13

	8. Material U.S. Federal Income Tax Consequences	14

	9. Conditions to Completion of the Offer	15

	10. Price Range of Common Stock Underlying Eligible Options	17

	11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options	17

	12. Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer	18

	13. Legal Matters; Regulatory Approvals	18

	14. Fees and Expenses	18

	15. Source and Amount of Consideration	18

	16. Information Concerning ValueClick, Inc.	19

	17. Corporate Plans, Proposals and Negotiations	19

	18. Additional Information	20

	19. Miscellaneous; Forward-Looking Statements	21

SCHEDULE A: Information Concerning our Directors and Executive Officers

SCHEDULE B: Transactions by our Directors and Executive Officers

I.  SUMMARY OF TERMS

Questions and Answers about the Offer

The summary below answers some of the questions that you may have about this Offer.  We urge you to read carefully the entire Offer to Purchase for additional details not addressed in this summary.

This Summary is presented in question-and-answer format.  The questions and answers are grouped into the following categories:

•      How the Option Repurchase Works

•      Duration of the Offer

•      How to Elect to Tender your Eligible Options

•      U.S. Federal Income Tax Considerations

•      How to Get More Information

In this Offer to Purchase, references to “Company,” “we,” “us” and “our” mean ValueClick, Inc. and references to “the date the Offer expires” mean September 24, 2008, or, if we extend the Offer period, a later date we will specify.  We also refer to this Offer, on the terms described in this Offer to Purchase, as the “Offer.”

How the Option Repurchase Works

Q1.          What is the Offer?

Beginning at 12:01 A.M., Pacific Daylight Time, on August 26, 2008 and ending at 11:59 P.M., Pacific Daylight Time, on September 24, 2008, unless we extend the Offer, eligible employees (described in Question 2 below) may decide to tender their eligible options for a cash payment in the range of $0.82 to $1.23 per option (the “Cash Payment”). Eligible options are all vested and unvested stock options granted during 2007 under the 2002 Stock Incentive Plan held by eligible employees with exercise prices equal to or in excess of $25.66 per share (for more information, see Section II.1). Participation in this Offer is voluntary.

Q2.          Who may participate in this Offer?

Only “eligible employees” may participate in this Offer.  Eligible employees are only those employees of the Company or one of its subsidiaries as of August 26, 2008, including officers, directors and non-employee directors who continue to be employees or directors through the expiration date of the Offer on September 24, 2008, or a later date if the Offer is extended.

Q3.          Which options may be tendered in the Offer?

Only “eligible options” may be tendered under this program. If you tender any eligible options, you must tender all of them.

Q4.          What is the Cash Payment?

The Cash Payment is the right to receive an amount in the range of $0.82 to $1.23 per option.

Q5.          How was the amount of my Cash Payment determined?

In determining the amount of the Cash Payment, the Company valued the eligible options using the most established and commonly used method of valuing stock options, called the “Black-Scholes” option pricing model. This calculation takes into consideration numerous factors including the recent trading range of the Company’s common stock, an assumed stock price volatility ratio, as well as the exercise prices and remaining terms of each eligible option. The Company then applied a reasonable discount based on the unvested status of a portion of the eligible options and the fact that participants will receive an immediate cash payment in exchange for the eligible options. The Cash Payment varies among the eligible options due to the different exercise prices, which were based on the grant date.  The cash out value for the various options is listed in the table in Section III.2.  To determine your Cash Payment, take the number of eligible options for each type of eligible option and multiply it by the cash value of that option listed in the table in Section III.2 and then sum the values calculated for each type of option. The Company’s determination as to the amount of your Cash Payment is final. You must make your own determination of the value to you of your eligible options, and you are encouraged to consult with your own financial, accounting, tax and legal advisors. For a more detailed explanation of “Black-Scholes” and other additional information on the determination by us of your Cash Payment, see Section III.2.

Q6.          When will I receive my Cash Payment?

The Offer will expire September 24, 2008 at 11:59 P.M., Pacific Daylight Time. You will be entitled to a prompt single lump sum cash payment as soon as practicable following the expiration date of the Offer. No interest will accrue and no interest will be paid on any portion of the payment, regardless of when paid.

Q7.          Can I forfeit any portion of my Cash Payment after receiving it?

No. If you have elected to tender your eligible options in connection with this Offer and did not rescind that election prior to the expiration period, you may not forfeit your associated Cash Payment.

Q8.          Why is the Company conducting the Offer?

The principal reasons the Company originally granted the eligible options was to provide an incentive to valued employees to remain employees of the Company, to help us create stockholder value and to share in the stockholder value that they create. However, our stock price has declined since the time these stock option grants were made, and all of the eligible options are therefore “out of the money” (for more information about “in the money” and “out of the money” options, see Question 11). We wish to provide you the opportunity to benefit from your hard work despite the loss of the stock’s value, and to provide an additional incentive to remain with the Company. Accordingly, we are providing you the opportunity to obtain the more certain benefit associated with the Cash Payment, in lieu of the less certain, but potentially more valuable, benefit you could receive if you elect to retain your stock options. Additionally, this program increases the pool of shares available for future grant under the Company’s 2002 Stock Incentive Plan. Whether to participate in the Offer is your decision, and you are free to reject the Offer if you so choose.

Q9.          Will employees receive additional equity grants in the future?

The Company has traditionally made periodic grants of stock awards to selected officers and employees and expects to continue to do so in the future. In the current year, the Company granted awards of restricted stock units rather than stock options. However, the Company has not authorized any specific additional grants under either the 2002 Stock Incentive Plan or any other arrangement. Your participation in the Offer will not entitle you to any additional equity grant in the future and any additional equity grants to you will depend on factors generally unrelated to past option awards. The amount of options in total that are available for future grant is limited by the number of shares authorized under our 2002 Stock Incentive Plan. As indicated above, one of our purposes for making the Offer is to increase the number of shares available for future grants. Thus, although you individually will not be entitled to an additional equity grant by participating in the program, shares tendered for purchase will increase the number of shares available for future grant to employees as a whole.

Q10.       Is it likely that an Offer similar to this one will be made in the future?

The Board of Directors is making this Offer, in part, as a result of the special circumstances surrounding the recent decline in the Company’s stock price. Accordingly, while the Board evaluates the Company’s compensation programs periodically, it has no current intention to make any similar offer in the future, and expects this to be a one-time event.

Q11.       Why should I consider participating in the Offer?

Currently, you hold eligible options that represent your right to purchase shares of our common stock at a specified price, regardless of the actual market price at the time of your purchase. The specified purchase price for your eligible options was the market price on the date the option was granted. Due to subsequent fluctuations, the market price of a share of stock can be greater than, equal to or less than the specified purchase price of any option. When the market price is greater than the purchase price (otherwise known as an “in the money” option), you receive value from exercising the option, because you are able to buy the stock at less than the current value and sell the resulting share for the higher price. When the market price is equal to or less than the purchase price (otherwise known as an “out of the money” option), you would generally not exercise the stock option, since you would be able to purchase the same shares in the stock market at the same or lower price.  If you tender your eligible options for a Cash Payment and all other applicable conditions are met, you will receive a specific payment of cash following the expiration of this Offer. This Cash Payment may or may not be more valuable to you than continuing to hold your eligible options in the future. This determination depends on a number of factors, principally the performance of the Company’s common stock, the timing of such performance and your continued employment with the Company through relevant vesting dates. To illustrate this, consider the following hypothetical situation:

Assume that you hold an option to purchase 1,000 shares of common stock with an exercise price of $25 per share at a time when the common stock is trading at $11 per share and the Company is offering a cash payment of $1.23 per option. The amount of your Cash Payment would be $1,230 if you participated in the Offer. On the other hand, even if fully vested, your option has no currently realizable value to you because it is out of the money (i.e., the exercise price of the option ($25 per share) is equal to or greater than the price of the Company’s common stock).

To help evaluate the relative value of your eligible options and your Cash Payment, consider the following scenarios:

•      If the price of our common stock were to rise to $25 per share, the option would have no value to you because it would still not be in the money. Under these circumstances, the option would be less valuable than your $1,230 cash.

•      If the price of our common stock were to rise to $26 per share, the option would now be in the money (i.e., the exercise price would be less than the price of the Company’s common stock). Specifically, the option would be $1 in the money per share, having an aggregate value of $1,000 (i.e., the result obtained by multiplying $1 (representing the excess of the market price of $26 over the exercise price of $25) by 1,000). Under these circumstances, although the option would be in the money, it would still be less valuable than your $1,230 Cash Payment.

•      If the price of our common stock were to rise to $30 per share, the option would be $5 in the money per share, having an aggregate value of $5,000 (i.e., the result obtained by multiplying $5 (representing the excess of the market price of $30 over the exercise price of $25) by 1,000). Under these circumstances, the option would be more valuable than your $1,230 Cash Payment.

The three preceding scenarios do not take into account any timing component. In this regard, note that your stock options provide that your options vest over a four year period from grant date, but you will become entitled to the Cash Payment in its entirety upon the expiration of this Offer. In evaluating this Offer, you should keep in mind that the future performance of our common stock and the value of your options will depend upon, among other factors, the overall economic environment, the performance of the overall stock market and companies in the online advertising sector, and the performance of our own business. Accordingly, there are risks associated with keeping your eligible options and deciding not to participate in this Offer. For more information about the risks relating to Company’s business in general, see Section II. We recommend that you read the discussion about our business contained in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, and available at www.valueclick.com.

Participating in this repurchase program involves a number of risks, including the risk that the price of our common stock could increase in the future, including as the result of a merger with another company after the expiration date of this Offer, although there is no such merger transaction contemplated at this time. If the price of our common stock rises above the exercise price of your option, your tendered options might be worth more than the Cash Payment you receive in exchange for tendering them. Also, the Cash Payment you receive for tendering your eligible options will be subject to income and employment-related taxes on the amount you receive.

Q12.       If I elect to tender my eligible options pursuant to this Offer to Repurchase, do I have to tender all of my eligible options or can I just tender some of them?

You must tender all of your eligible options for the Cash Payment if you want to tender any.

Q13.       Can I participate in this Offer if a portion of my option award is vested and a portion remains unvested?

Yes. Both the vested and unvested portion of your option award would qualify as eligible options and be eligible for repurchase.

Q14.       If I choose to participate, what will happen to my options that will be tendered?

Effective as of 11:59 P.M., Pacific Daylight Time, on the date the Offer expires, we will cancel all of your eligible options that are accepted by the Company for repurchase. You will no longer have any rights or obligations with respect to those options. (For more information, see Sections III.6 and III.12.)

Q15.       Are there conditions to the Offer?

The completion of the Offer is subject to a number of conditions, including the conditions described in Section III.9 of this document.

Q16.       Is the Company making any other offers to employees at this time?

No. For further information, see Questions 9 and 10 above.

Duration of the Offer

Q17.       How long will this Offer remain open?

This Offer begins at 12:01 A.M., Pacific Daylight Time, on August 26, 2008 and is scheduled to remain open until 11:59 P.M., Pacific Daylight Time, on September 24, 2008 (or, if we extend the Offer period, a later date we will specify). We have no plans to extend the Offer beyond September 24, 2008. However, if we do extend the Offer, we will announce the extension no later than 9:00 A.M., Pacific Daylight Time, on September 24, 2008.

Q18.       If the Offer is extended, how does the extension affect the date on which I receive my Cash Payment?

If we extend the Offer and you participate in it, you will become entitled to your Cash Payment and your options will be cancelled, effective as of 11:59 P.M., Pacific Daylight Time, on the date the Offer expires. However, the time of your payment will be on the second Company payroll date after the initial expiration date.

How to Elect to Tender Your Eligible Options

Q19.       What do I need to do to participate in the Offer?

To participate, you may log onto the Company’s secured website at https://myvalueclick/Corporate/Finance/Central/Repurchase/Pages/home.aspx and confirm your election to participate.  Alternatively, you may also complete and sign the Letter of Transmittal and deliver it to the Company by email to mchandler@valueclick.com or by mail to Attn: Michael Chandler, ValueClick, Inc., 30699 Russell Ranch Road, Suite 250, Westlake Village, CA 91362. We must receive your election to participate or your Letter of Transmittal by 11:59 P.M., Pacific Daylight Time, on September 24, 2008 (or, if we extend the Offer period, a later date we will specify), or it will not be given effect. (For more information, see Sections III.4 and III.7.)

Q20.       What will happen if I do not turn in an executed Letter of Transmittal by the deadline?

If you do not return your executed Letter of Transmittal by the deadline, you will not participate in the option repurchase, and all eligible options you currently hold will remain unchanged with their original exercise price and original terms. (For more information, see Section III.4.)

Q21.       What if I don’t want to accept this Offer?

You don’t have to accept this Offer. This Offer is completely voluntary, and there are no penalties for electing not to participate. If you do not elect to participate, your outstanding options will remain outstanding under the terms and conditions under which they were granted. To elect not to participate, you do not need to do anything or otherwise contact the Company. In fact, if you decide not to participate in this Offer, you do not need to submit a Letter of Transmittal.

Q22. Can I change my election?

Yes. You may withdraw your election to tender options by delivering to the Company (at the address noted in Question 19) an Election Withdrawal Notice at any time before the expiration of the Offer. Once you have withdrawn your election to tender options, you may re-elect to tender options only by again following the election procedure described in Question 19. (For more information, see Sections III.4 and III.5.)

U.S. Federal Income Tax Considerations

Q23.       What are the U.S. federal income and withholding tax consequences of payment of the Cash Payment?

The Cash Payment will be treated as regular cash compensation. As such, you will recognize ordinary income in the year in which your Cash Payment is paid to you. The ordinary income resulting from your Cash Payment will be reflected in the Form W-2 reported to the Internal Revenue Service for the year in which the payment is made. At the time your Cash Payment is made, the Company will reduce your payment to reflect all required income and payroll tax withholdings and will send those amounts to the appropriate tax or other authorities. (For more information, see Section III.8.)

Q24.       Are there any other tax consequences to which I may be subject?

Depending on where you live, there may be additional state or local tax imposed on your tender. You should consult with a tax advisor to determine the specific tax considerations and tax consequences relevant to your participation in this Offer.

How to Get More Information

Q25.       What should I do if I have additional questions about this Offer to Repurchase?

If you have any other questions about this Offer to Repurchase, you may direct them to Michael Chandler by phone at (818) 575-4773 or by email at mchandler@valueclick.com.

II.  RISKS OF PARTICIPATING IN THE OFFER

Participating in the Offer involves a number of risks.  Conversely, there are risks associated with keeping your eligible options and deciding not to tender them in the Offer.  We describe some of these risks below.  In addition, information concerning risk factors included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as amended, is incorporated by reference into this Offer to Purchase; copies may be obtained as described in Section III.18.  You should carefully consider these risks and are encouraged to consult your investment, tax and legal advisors before deciding to participate in the Offer.

The amount of the cash payment to be paid for your eligible options in the Offer may be less than the net proceeds you would ultimately realize if you kept those options and exercised them sometime in the future.

The cash payment that you will receive if you tender your eligible options in the Offer may or may not be more valuable to you than continuing to hold your eligible options in the future.  Whether you would realize a greater amount by retaining your eligible options and exercising them in the future, as compared to tendering them in the Offer, will depend primarily on the future market price of our common stock.  If the price of our common stock rises sufficiently above the exercise price of your eligible options before the date those options expire, terminate or are forfeited, your tendered options might be worth more than the cash payment you could receive by participating in the Offer.  On the other hand, if our stock price does not increase sufficiently before the date your eligible options expire, terminate or are forfeited, you could have received a greater benefit by tendering your eligible options in the Offer.  Also, the cash that you receive in connection with the Offer will be subject to income and employment-related taxes.

There can be no assurances concerning the future performance of our common stock, which will depend upon a number of factors, including the overall economic environment, the performance of the overall stock market and companies in the online marketing sector and the performance of our own business.  Also, unvested options that are not tendered will continue to be subject to vesting schedules and options may terminate if your employment terminates.

The amount of the cash payment to be paid in the Offer may not accurately reflect the value of your eligible options at the time of the cash payment.

The calculation of the amount to be paid for your eligible options in the Offer was based on a widely-used valuation model and relied on numerous assumptions.  In addition, the calculation was predicated on an average of the closing prices for our common stock on the NASDAQ Global Select Market for a 20 trading day period ending on August 19, 2008.  The Company also applied a reasonable discount based on the unvested status of a portion of the eligible options and the fact that participants will receive an immediate cash payment in exchange for the eligible options.  If a different model, different assumptions or a different averaging period had been used, the amount to have been paid in the Offer for an eligible option may have varied from the applicable cash payment reflected in this Offer.

III.  THE OFFER

The following information provides important additional details regarding the Offer.

1.             General; Eligibility; Offer Expiration Time

We are offering to purchase for cash eligible ValueClick stock options held by eligible employees.  We are making this Offer upon the terms and subject to the conditions described in this Offer to Purchase.

Eligible Employees.  Only “eligible employees” may participate in this Offer.  Eligible employees are only those employees of the Company or one of its subsidiaries as of August 26, 2008, including officers, directors and non-employee directors who continue to be employees or directors through the expiration date of the Offer on September 24, 2008, or a later date if the Offer is extended.  Termination of employment or service will affect options that are “eligible options,” as described below.

Employees on vacation or an approved leave of absence during the Offer period may participate in the Offer.  All employees, including those on vacation or on leave during the Offer period, are subject to the same deadline to tender eligible options reflected in this Offer to Purchase.

Eligible Options.  We are offering to purchase only ValueClick stock options that are “eligible options.”  “Eligible options” are stock options exercisable for ValueClick common stock that:

•      were granted during 2007 under our 2002 Stock Incentive Plan;

•      have an exercise price that is equal to or greater than $25.66 per share; and

•      are outstanding (that is, are not previously exercised, expired, terminated or forfeited) on August 26, 2008 and on the date the Offer expires.

We refer to the 2002 Stock Incentive Plan as the “Plan.”

Eligible options include vested and unvested options, and incentive stock options as well as nonqualified stock options.  The Company has sole authority to determine which stock option grants are “eligible options” under the Plan for purposes of the Offer.

If an employee stock option that you hold expires, terminates or is forfeited before the date the Offer expires, whether because of termination of your employment or otherwise, that stock option will not be an “eligible option.”  Likewise, unvested employee stock options that expire, terminate or are forfeited before the date the Offer expires, either because of termination of your employment or otherwise, will not be “eligible options;” only stock options that have not expired, terminated or been forfeited, and that remain outstanding on the date the Offer expires, will be “eligible options.”

Under the Plan, except in the event of death, the unvested stock options terminate when employment with the Company terminates, unless the terms of the stock option agreement or another Company agreement specifically provide otherwise.  Because unvested options terminate upon termination of employment, if your employment with the Company terminates after August 26, 2008 and before the Offer expires, your unvested options will terminate and they will not be “eligible options,” unless your stock option agreement provides otherwise.  As a result, if your employment with the Company terminates after August 26, 2008, only your vested options will be “eligible options” unless your option documents provide otherwise.

As of August 19, 2008, options to purchase up to 8,104,314 shares of our common stock were issued and outstanding under all of our stock option plans.  Of these options, eligible options to purchase up to 4,903,114 shares of our common stock were outstanding and held by eligible employees.

You may log onto your E*Trade account at www.us.etrade.com to view your eligible options.  If you don’t have an E*Trade account or would like to confirm your eligible options, you may email mchandler@valueclick.com to request this information.

Please note that if your employment with the Company terminates before the Offer expires, the terms of your option agreements and the Plan will govern the impact of employment termination on your options.

Tenders of options that do not qualify as “eligible options” will not be accepted.  For example, if your employment terminates during the Offer period, your unvested options will terminate (whether or not they have been tendered) unless your option documents provide otherwise, and the Company will not accept any tenders of such terminated options.  The Company’s determination of eligibility of options for purchase under the Plan is final and binding on all parties.

Offer Expiration Time.  The Offer begins at 12:01 A.M., Pacific Daylight Time, on August 26, 2008 and is scheduled to remain open until 11:59 P.M., Pacific Daylight Time, on September 24, 2008 (or, if we extend the Offer period, a later date that we will specify).  We currently have no plans to extend the Offer beyond September 24, 2008.  However, if we do extend the Offer, we will announce the extension by making a public announcement no later than 9:00 A.M., Pacific Daylight Time, on the next business day following the previously-scheduled expiration date.  See Section III.7 for a description of our rights to extend, delay, terminate and amend the Offer or to provide for a subsequent offering period.

We will publish a notice if we decide to:

•      increase or decrease the cash payment for your eligible options;

•      change the number or type of options eligible to be tendered in the Offer; or

•      increase the number of options eligible for tender in the Offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options eligible for tender in the Offer immediately before the increase.

If the Offer is scheduled to expire within ten business days after the date on which we notify you of such an increase, decrease or change, we will also extend the Offer for a period of at least ten business days after the date the notice is published.

Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcement regarding the Offer by email and making any appropriate filings with the SEC.

A “business day” means any day other than a Saturday, a Sunday or U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 A.M. (midnight) Pacific Daylight Time.

No Impact on Future Awards.  Your decision to participate or not to participate in the Offer will not affect decisions on whether you are granted additional options or equity awards in the future.  Eligibility for future grants of options and equity awards will remain subject to the discretion of the Company and will not depend on whether you participate in the Offer.  In general, the Company has historically granted equity compensation to selected officers, employees and directors and expects to continue to do so.

2.             Cash Payment for Eligible Options

Amount of Cash Payment. The Company is offering a cash payment in the amount set forth below for each share of ValueClick common stock subject to an eligible option with the grant date and exercise price indicated in the table below.

Eligible Option Grant Date	Exercise Price	Per Share Cash Payment
February 16, 2007	$27.46	$0.89
April 27, 2007	$29.73	$0.82
October 26, 2007	$25.66	$1.23

For example, if an eligible employee holds an eligible option for 1,000 shares of ValueClick common stock with a grant date of February 16, 2007 and an exercise price of $27.46, we are offering a cash payment of $0.89 x 1,000, or a total of $890.00, for that option.  To determine your total cash payment, take the number of eligible options for each type of eligible option and multiply it by the per share cash payment of that option listed in the table above and then sum the values calculated for each type of option.  The Company’s determination as to the amount of your cash payment is final and binding on all parties.

Valuation.  The amount to be paid for eligible options is based on a valuation of the eligible options before the start of the Offer.

The Black-Scholes option valuation model was used to determine the cash payment amounts for the eligible options.  The Black-Scholes model is an established and commonly used method for valuing stock options and uses the following factors:  stock price, the exercise price of the option, the current risk-free interest rate, the volatility of the relevant stock price, the expected dividend yield of the stock, and the expected life of the option.  Some of these inputs are objectively determinable, while others, such as appropriate volatility measures, require some judgment.  For purposes of this calculation, the Company used the following measures:

•      Stock price:  the average closing stock price of our common stock over the 20 trading day period ending on August 19, 2008, or $12.24;

•      Exercise price:  the actual exercise price of the option being valued;

•      Risk-free interest rate:  a rate based on the Treasury bill rate for notes having a maturity that most nearly corresponds to the expiration date of the option being valued;

•      Volatility:  approximately 52%;

•      Discount:  a 33% discount based on the unvested status of a portion of the eligible options and that participants will receive an immediate cash payment in exchange for the eligible options.

•      Dividend yield:  0.0%; and

•      Expected life of option:  100% of remaining term of the option being valued.

3.             Purpose

The principal reason the Company originally granted the eligible options was to provide an incentive to valued employees to remain employees of the Company, to help us create stockholder value and to share in the stockholder value that they create. However, our stock price has declined since the time these stock option grants were made, and all of the eligible options are therefore “out of the money.” (For more information about “in the money” and “out of the money” options, see Section I, Q11 above).  We wish to provide you the opportunity to benefit from your hard work despite the loss of the stock’s value, and to provide an additional incentive to remain with the Company.  Accordingly, we are providing you the opportunity to obtain the more certain benefit associated with the Cash Payment, in lieu of the less certain, but potentially more valuable benefit you could receive if you elect to retain your stock options. Additionally, this program increases the pool of shares available for future grant under the Plan.

The Company has traditionally made periodic grants of stock awards to selected officers and employees and expects to continue to do so in the future.  In the current year the Company granted awards of restricted stock units rather than stock options.  However, the Company has not authorized any specific additional grants under either the Plan or any other arrangement.  Your participation in the Offer will not entitle you to any additional equity grant in the future and any additional equity grants to you will depend on factors generally unrelated to past option awards.  The amount of options in total that are available for future grant is limited by the number of shares authorized under the Plan.  As indicated above, one of our purposes for making the Offer is to increase the number of shares available for future grants.  Thus, although you individually will not be entitled to an additional equity grant by participating in the program, shares tendered for purchase will increase the number of shares available for future grant to employees as a whole.

4.             Procedures for Tendering Eligible Options

You may tender your options only as described in this Section III.4.  Tender by any other means will not be effective.

Electing to Participate and Tender Options.  To participate in the Offer, you must tender eligible options before the expiration of the Offer.  To tender your eligible options, you may go on-line to the Company’s secured website and complete an on-line election form, which must be submitted before 11:59 P.M., Pacific Daylight Time, on September 24, 2008 (or, if we extend the Offer, a later date we will specify).  Alternatively, you may also complete and sign the Letter of Transmittal and deliver it to the Company by email to mchandler@valueclick.com or by mail to Attn: Michael Chandler, ValueClick, Inc., 30699 Russell Ranch Road, Suite 250, Westlake Village, CA 91362. If you do not submit your on-line election or your completed Letter of Transmittal before 11:59 P.M., Pacific Daylight Time, on September 24, 2008, your tender of eligible options will not be given effect.

If you elect to participate in the Offer, you must elect to tender all of your eligible options.

For your election to participate in the Offer to be valid, you must make your election by 11:59 P.M., Pacific Daylight Time, on September 24, 2008 (or, if we extend the Offer, a later date we will specify).  If you do not make any election on-line, or complete and sign the Letter of Transmittal and deliver it to the Company by 11:59 P.M., Pacific Daylight Time, on the date the Offer expires, you will not participate in the Offer, and all of your eligible options will remain outstanding with their original exercise price and original terms.

Electing Not to Participate.  Participation in the Offer is voluntary.  If you do not want to tender your options in the Offer, you do not need to do anything.  Any eligible options that you do not validly tender will remain outstanding on the same terms and conditions on which they were granted.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects.  We will determine all questions as to form, validity (including time of receipt), eligibility and acceptance of any tender of eligible options.  Our determination of these matters will be final and binding on all parties.  We may reject any or all tenders of eligible options that we determine were not properly effected or that we determine are unlawful to accept.  Otherwise, we expect to accept all validly tendered eligible options that are not properly withdrawn.  We may waive any defect or irregularity in any election with respect to any particular eligible options or any particular eligible employee.  No eligible options will be treated as properly tendered until any defects or irregularities that we identify have been cured by the eligible employee tendering the eligible options or waived by us.  Neither we nor any other person is obligated to give notice of receipt of any election or of any defects or irregularities involved in the purchase of any eligible options, and no one will be liable for failing to give notice of receipt of any election or any defects or irregularities.

Our Acceptance Constitutes an Agreement.  Your election to tender your eligible options according to the procedures described above will constitute your acceptance of the terms and conditions of the Offer.  Our acceptance of your eligible options that are properly tendered will form a binding agreement between you and us upon the terms and subject to the conditions of the Offer.  When we accept your properly tendered options, the options automatically will be cancelled and rendered null and void and you, by tendering your eligible options, irrevocably release all of your rights with respect to the eligible options.

5.             Withdrawal Rights

You may withdraw your election to tender eligible options only if you comply with the provisions of this Section III.5.

To withdraw your election to tender options in the Offer, you must effect a withdrawal on-line at the Company’s secured website or by completing and submitting the Election Withdrawal Notice to Michael Chandler (as provided above), at any time before 11:59 P.M., Pacific Daylight Time, on September 24, 2008.  If we extend the Offer beyond that time, you may withdraw your tender of eligible options at any time until the expiration of the extended deadline.

Once you have withdrawn your tender of eligible options, you may not revoke that withdrawal.  Rather, if you change your mind and decide you want to re-tender your eligible options after you have withdrawn them, you must again follow the election procedure described in Section III.4 above before the expiration of the Offer.

No withdrawal rights will apply to options tendered during a subsequent offering period and no withdrawal rights apply during a subsequent offering period with respect to eligible options tendered in the Offer and accepted for payment.  (For more information, see Section III.7.)

We will determine all questions as to the form and validity (including time of receipt) of withdrawals.  Our determination of these matters will be final and binding on all parties.  Neither we nor any other person is obligated to give you notice of any errors in any withdrawal, and no one will be liable for failing to give notice of any errors.

6.             Acceptance of and Payment for Eligible Options

Acceptance.  If you are an eligible employee and validly tender eligible options that you do not withdraw from the Offer before the date the Offer expires, those options will be cancelled when we accept them for payment and you will no longer have any rights with respect to those options.

Timing of Acceptance.  Subject to our rights to extend, terminate and amend the Offer before the date the Offer expires, we will accept promptly after the expiration of the Offer all validly tendered eligible options that have not been properly withdrawn.

Cash Payment.  The Company will pay you promptly after expiration of the Offer (including any extensions of the expiration date of the Offer) for properly tendered options that are not validly withdrawn and are accepted for payment.  Payments will be made through the Company’s payroll system.

The cash payment generally will be taxable income to the eligible employee and the amount will be subject to tax withholdings.  For information about applicable tax withholding requirements, see Section III.8.  No interest will accrue and no interest will be paid on any portion of the cash payment, regardless of when paid.  The cash payment will not be subject to any vesting condition or otherwise subject to forfeiture.

You may not defer the payment of your cash payment until a later date.

Termination of Option Agreements.  Upon our acceptance of your eligible options that you tender in this Offer, your currently outstanding option agreements relating to the tendered eligible options automatically will be cancelled and rendered null and void and you, by tendering your eligible options, irrevocably release all of your rights thereunder.

7.             Extension of Offer; Termination; Amendment; Subsequent Offering Period

We may at any time and from time to time extend the period of time during which the Offer is open and thereby delay accepting any eligible options tendered for purchase by publicly announcing the extension and giving oral, written or electronic notice of such extension to the eligible employees.

Before the expiration date of the Offer, we may postpone our decision of whether or not to accept and cancel any eligible options in our discretion.  In order to postpone accepting and canceling, we must publicly announce the postponement and give oral, written or electronic notice of the postponement to the eligible employees.  Our right to delay accepting eligible options is limited by Rule 13e-4(f)(5) under the Securities Exchange Act of 1934 (which we refer to as the “Exchange Act”), which requires us to pay the consideration offered or return the tendered options promptly after we terminate or withdraw the Offer.

Before the expiration date of the Offer, we may terminate the Offer if any of the conditions specified in Section III.9 occurs.  In such event, any tendered eligible options will continue to be held by the tendering eligible employee as if no tender had occurred.  We will provide oral, written or electronic notice of any such termination to all eligible employees holding eligible options.

As long as we comply with applicable law, we reserve the right, in our discretion, to amend the Offer in any respect, including decreasing or increasing the amount of the cash payment or by changing the number or type of options eligible to be purchased in the Offer.  If we extend the length of time during which the Offer is open, such extension will be announced no later than 9:00 A.M., Pacific Daylight Time, on the next business day after the last previously scheduled or announced time for expiration of the Offer.  Any amendment will be disseminated promptly to eligible employees in a manner reasonably designed to inform eligible employees of such change.  Without limiting the manner in which we may choose to disseminate any amendment, except as required by law, we have no obligation to publish, advertise or otherwise communicate any amendment to the Offer other than to eligible employees.

If we materially change the terms of the Offer or the information about the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act.  Under these rules, the minimum period the Offer must remain open following material changes in the terms of the Offer or information about the Offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances.  If we decide to take any of the following actions, we will publish notice of the action:

•      increase or decrease in the cash payment for your eligible options;

•      change the number or type of options eligible to be tendered in the Offer; or

•      increase the number of options eligible for tender in the Offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options eligible for tender in the Offer immediately before the increase.

If the Offer is scheduled to expire within ten business days from the date we notify you of such an increase, decrease or change, we will also extend the Offer for a period of at least ten business days after the date the notice is published.

After expiration of the Offer and acceptance of eligible options validly tendered in, and not withdrawn from, the Offer, we may, but are not obligated to, provide one or more subsequent offering periods.  A subsequent offering period, if provided, will be an additional period of up to 20 business days beginning on the next business day following the date the Offer expires, during which eligible holders may tender, but not withdraw, any remaining eligible options and receive the cash payment.  We will promptly accept and pay for all eligible options that are validly tendered by the expiration of the initial Offer period, whether or not we provide a subsequent offering period.  During a subsequent offering period, tendering eligible holders will not have withdrawal rights, and we will immediately accept and promptly pay for any eligible options validly tendered during the subsequent offering period.

We do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so.  If we elect to provide or extend any subsequent offering period, we will make a public announcement no later than 9:00 A.M., Pacific Daylight Time, on the next business day following the date the Offer expires or date of termination of any prior subsequent offering period.

8.             Material U.S. Federal Income Tax Consequences

The following summarizes the material U.S. federal income tax consequences of the Offer to you.  Please note that the following is only a summary of the material U.S. federal income tax laws and regulations that apply to the Offer and does not address all possible tax aspects of transactions that may arise in connection with the Offer, including foreign, state or local tax consequences.  The tax laws and regulations are complex and are subject to legislative changes.  In addition, circumstances unique to certain individuals may change the usual income tax results.

The cash to be paid for eligible options tendered in the Offer will be treated as regular cash compensation.  As such, you will recognize ordinary income in the year in which the cash is paid to you.  The ordinary income will be reflected in the Form W-2 reported to the Internal Revenue Service for you by ValueClick for the year in which the payment is made.  The amount of cash paid to you in exchange for eligible options tendered in the Offer will be reduced by all required income and payroll tax withholdings.

There may be additional state or local tax imposed on your tender, and those consequences may vary based on where you live.  You should consult with a tax advisor to determine the specific tax considerations and tax consequences relevant to your participation in this Offer.

You should consult your own tax advisor with respect to the tax consequences of participating in the Offer.

9.             Conditions to Completion of the Offer

We will not be required to accept any eligible options tendered if any of the events described below occurs.  We may terminate or amend this Offer, or postpone our acceptance and cancellation of any eligible options tendered for purchase, if at any time on or after August 26, 2008 and on or before the date the Offer expires, we determine that any event described below has occurred that, in our reasonable judgment, makes it inadvisable for us to proceed with this Offer or to accept and cancel eligible options tendered for purchase.  The events are:

(a)           there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of this Offer or the acquisition of some or all of the eligible options tendered for purchase pursuant to this Offer;

(b)           there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to this Offer or us, by any court or any authority, agency or tribunal that would or might directly or indirectly:

(i)            make the acceptance for purchase or the purchase of some or all of the eligible options elected for tender illegal or otherwise restrict or prohibit consummation of this Offer;

(ii)           delay or restrict our ability, or render us unable, to accept for purchase or to purchase eligible options for some or all of the eligible options tendered for purchase; or

(iii)          materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company;

(c)           there shall have occurred:

(i)            any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

(ii)           the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

(iii)          the commencement or escalation of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

(iv)          any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that might affect, the extension of credit by banks or other lending institutions in the United States;

(v)           any decrease of greater than 50% of the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), operations or prospects of the Company or on the trading in our common stock;

(vi)          in the case of any of the foregoing existing at the time of the commencement of this Offer, a material acceleration or worsening thereof; or

(vii)         any decline in either the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on August 26, 2008;

(d)           a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

(i)            any person, entity or group within the meaning of Section 13(d)(3) of the Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before August 26, 2008;

(ii)           any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before August 26, 2008 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

(iii)          any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our assets or securities; or

(e)           any change or changes shall have occurred in the business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership of us or our subsidiaries that, in our reasonable judgment, is or may have a material adverse effect on us or our subsidiaries.

These conditions are for our benefit.  We may assert them at our discretion regardless of the circumstances giving rise to them before the expiration of the Offer.  We may waive them at any time and from time to time before the expiration of the Offer in our discretion.  Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights, except that it will be deemed a waiver with respect to the particular facts and circumstances at issue.  The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances.  Any determination we make concerning the events described in this Section III.9 will be final and binding on all eligible employees.

10.          Price Range of Common Stock Underlying Eligible Options

There is no established trading market for the eligible options.  The securities underlying the eligible options are shares of our common stock.  Our common stock currently trades on the NASDAQ Global Select Market under the symbol “VCLK.”

The following table presents the high and low sales prices per share of our common stock for the periods indicated as reported by the NASDAQ Global Select Market:

	High	Low

Year Ended December 31, 2006

First Quarter	$20.98	$15.46

Second Quarter	$18.65	$13.22

Third Quarter	$18.86	$13.15

Fourth Quarter	$25.47	$17.30

Year Ended December 31, 2007

First Quarter	$29.33	$22.61

Second Quarter	$36.70	$26.06

Third Quarter	$31.49	$18.06

Fourth Quarter	$29.97	$20.22

Year Ending December 31, 2008

First Quarter	$23.75	$16.11

Second Quarter	$21.00	$14.90

Third Quarter (through August 19, 2008)	$15.47	$9.68

As of August 19, 2008, the closing price of our common stock as reported by the NASDAQ Global Select Market was $13.16 per share.

You should obtain current market prices for our common stock before you decide whether to tender your eligible options.

11.          Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options

All of our officers and directors who hold eligible options are able to participate in this Offer.

A list of our current directors and executive officers and the number of options beneficially owned by each of them as of August 26, 2008 is attached to this Offer to Purchase as Schedule A.  We also refer you to our 2008 annual meeting proxy statement, filed with the SEC on March 20, 2008, for information concerning agreements, arrangements and understandings between the Company and other persons with respect to the Company’s common stock.  A copy of our proxy statements can be found on the SEC’s web site at www.sec.gov and on our web site at http://phx.corporate-ir.net/phoenix.zhtml?c=84375&p=irol-IRHome and are incorporated by reference into this document.

As of August 19, 2008, our executive officers as a group held eligible options to purchase an aggregate of up to 2,509,375 shares of our common stock.  Schedule A lists the eligible options held by each executive officer as of August 26, 2008.

A list of transactions in the Company’s employee stock options during the past two years involving our directors and executive officers is attached to this Offer to Purchase as Schedule B.

12.          Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer

Eligible options that we purchase in the Offer will be cancelled immediately upon our acceptance of the tender of such options after expiration of the Offer.  With respect to eligible options granted under our 2002 Stock Incentive Plan that we purchase in the Offer, the shares of common stock subject to those options will be returned to the pool of awards for the grant of new awards without further shareholder action, except as required by applicable law or the NASDAQ Global Select Market rules or any stock exchange on which our common stock is then quoted or listed.

The aggregate amount of the cash payments would be approximately $4.9 million if all eligible options are purchased in the Offer.  The aggregate amount of the cash payments made in exchange for eligible options will be charged to stockholders’ equity to the extent that the amount does not exceed the fair value of the eligible options accepted for payment, as determined at the purchase date.  The amount paid in excess of that fair value, as determined at the purchase date, will be recorded as compensation expense.  For unvested options that are purchased, the amount of compensation cost measured at the grant date but not yet recognized will be recognized at the purchase date.  Accounting for the exchange will be reflected on our consolidated financial statements for the quarter in which the exchange is completed, which we expect to be in the third quarter of our 2008 fiscal year.

13.          Legal Matters; Regulatory Approvals

We are not aware of any license or regulatory permit material to our business that might be adversely affected by the Offer, or of any approval or other action by any governmental, administrative or regulatory authority or agency that is required for the acquisition or ownership of the eligible options or the payment of the cash payments for eligible options as described in the Offer.  If any other approval or action should be required, we presently intend to seek the approval or endeavor to take the action.  This could require us to delay the acceptance of, and payment for, eligible options returned to us.  We cannot assure you that we would be able to obtain any required approval or take any other required action.  Our failure to obtain any required approval or take any required action might result in harm to our business.  Our obligation under the Offer to accept tendered options and to pay the cash payment is subject to the conditions described in Section III.9.

14.          Fees and Expenses

We will not pay any fees or commissions to any broker, dealer or other person for asking eligible employees to tender eligible options under the Offer.

15.          Source and Amount of Consideration

As of August 19, 2008, eligible options to purchase up to 4,903,114 shares of our common stock were outstanding and held by eligible employees.  If all eligible options are tendered to the Company for purchase under the Offer, the aggregate cash payments will be approximately $4.9 million.  We anticipate making payment to tendering eligible employees for the purchase of eligible options pursuant to the Offer and payment of related fees and expenses from available cash on hand.

16.          Information Concerning ValueClick, Inc.

ValueClick, Inc. and its subsidiaries offer a suite of products and services that enable marketers to advertise and sell their products through all major online marketing channels—display advertising, lead generation marketing, email marketing, search marketing, comparison shopping, and affiliate marketing. The Company also offers technology infrastructure tools and services that enable advertisers and advertising agencies to implement and manage their own online display advertising and email campaigns, and that assist online publishers with management of their website inventory. Additionally, the Company provides software that assists advertising agencies and other companies with information management regarding their financial, workflow and offline media planning and buying processes.

The broad range of products and services that the Company provides enables its advertiser customers to address all aspects of the marketing process, from strategic planning through execution, including results measurement and campaign refinements. By combining the Company’s media, affiliate marketing, comparison shopping, search, and technology offerings with its experience in online marketing, the Company helps its advertiser customers around the world optimize their online marketing campaigns.

The Company derives its revenue from four business segments. These business segments are presented on a worldwide basis and include: Media, Affiliate Marketing, Comparison Shopping & Search, and Technology.

ValueClick, Inc. is headquartered in Westlake Village, CA. The Company has U.S. offices in San Francisco, CA, Santa Barbara, CA, Los Angeles, CA, New York, NY, Westborough, MA, Harrisburg, PA, Louisville, KY and Chicago, IL, and overseas offices in London, Munich, Paris, Shanghai, Stockholm, and Tokyo.

Our principal executive offices are located at 30699 Russell Ranch Road, Suite 250, Westlake Village, CA 91362, and our telephone number at that address is (818) 575-4500.  Additional information concerning the Company can be found on our website at www.valueclick.com.

17.          Corporate Plans, Proposals and Negotiations

The Company continually evaluates and explores strategic opportunities as they arise, including business combination transactions, strategic relationships, purchases and sales of assets and similar transactions.  At any given time, we may be engaged in discussions or negotiations with respect to various corporate transactions or with respect to changes in existing strategic relationships.  We also may, from time to time, engage in repurchases of our outstanding common stock in either open market or privately negotiated transactions or may engage in issuances of shares of our common stock or other capital raising transactions, depending on market conditions and other relevant factors.  In addition, at any given time, we may also be engaged in discussions or negotiations with potential candidates for management or board of director positions with the Company or with existing members of management for changes in positions, responsibilities or compensation.  The Company also enters into agreements for the purchase and sale of products and services, engages in purchases and sales of assets and incurs indebtedness from time to time in the ordinary course of business.

Subject to the foregoing and except as otherwise disclosed in this Offer to Purchase or in the Company’s filings with the SEC, we have no present plans, proposals or negotiations that relate to or would result in:

•      any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of our subsidiaries;

•      any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

•      any material change in our present dividend policy, or our indebtedness or capitalization;

•      any other material change in our corporate structure or business;

•      any other changes to the present Board of Directors or management of the Company;

•      our common stock not being authorized for listing on the NASDAQ Global Select Market;

•      our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

•      the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•      the acquisition by any person of any additional securities of the Company or the disposition of any of our securities; or

•      any changes in our Articles of Incorporation, Bylaws or other governing instruments or any actions that could impede the acquisition of control of the Company.

18.          Additional Information

With respect to the Offer, we have filed a Tender Offer Statement on Schedule TO with the SEC on August 26, 2008, of which this document is a part.  This document does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO.  You should review the Schedule TO, including the exhibits, before making a decision on whether to participate in the Offer.

We also recommend that, in addition to this document, you review the following materials, which we have filed with the SEC and are incorporating by reference into this document, before making a decision on whether to participate in the Offer:

•      our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on February 29, 2008;

•      the Definitive Proxy Statement for our 2008 Annual Meeting of Shareholders, filed with the SEC on March 20, 2008;

•      our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, filed with the SEC on August 8, 2008;

•      our Current Reports on Form 8-K (in each case, other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules and regulations, except as indicated) filed with the SEC on January 4, 2008, February 13, 2008, May 6, 2008, June 6, 2008,

July 17, 2008, and July 31, 2008; and

•      the description of the Company’s Common Stock contained in the Registration Statement filed with the Commission on Form 8-A (File No. 1-31357), as filed on March 28, 2000 under Section 12(b) of the Exchange Act, together with any amendments or reports filed for the purposes of updating such description.

You also may want to review the filings we make with the SEC after the date of this Offer to Purchase.

The filings listed above and our other reports, registration statements, proxy statements and other SEC filings can be inspected and copied at the reference facilities maintained by the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain copies of all or any part of these documents from this office upon the payment of the fees prescribed by the SEC.  You may obtain information on the operation of the public reference rooms by calling the SEC at 800-732-0330. These filings are also available to the public on the web site of the SEC at www.sec.gov and on our web site at www.valueclick.com.

We will also provide, without charge, to any eligible employee holding eligible options, upon the request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents).  You may make such a request by writing to us at 30699 Russell Ranch Road, Suite 250, Westlake Village, CA 91362, attention Gary J. Fuges, CFA, VP of Investor Relations and Corporate Development, or by telephoning us at (818) 575-4540.

The information contained in this Offer to Purchase should be read together with the information contained in the documents to which we have referred you in this Offer to Purchase.

19.          Miscellaneous; Forward-Looking Statements

This Offer to Purchase contains, or incorporates by reference, forward-looking statements.  Forward-looking statements do not relate strictly to historical or current facts and often include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.”  Such statements are based upon the current beliefs and expectations of Company management, and current market conditions, which are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.  Factors that could cause such differences include market, credit, operational, regulatory, strategic, liquidity, capital and economic factors as discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as amended, and in other periodic reports filed with the SEC.

The Company does not undertake, and specifically declines, any obligation to publicly update or revise any forward-looking statements, except as otherwise required by applicable law.

We are not aware of any jurisdiction where the making of the Offer violates applicable law.  If we become aware of any jurisdiction where the making of the Offer violates applicable law, we will make a good faith effort to comply with such law.  If, after such good faith effort, we cannot comply with such law, the Offer will not be made to, nor will tenders of eligible options for cancellation be accepted from or on behalf of, the eligible employees residing in such jurisdiction.

Neither the Company nor the Board of Directors makes any recommendation as to whether or not you should participate in the Offer.  We have not authorized any person to make any recommendation on our behalf as to whether or not you should participate in the Offer.  You should rely only on the information contained in this Offer to Purchase or to which we have referred you.  We have not authorized anyone to give you any information or to make any representation in connection with the Offer other than the information and representations contained in this Offer to Purchase.  If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

This transaction has not been approved or disapproved by the SEC, nor has the SEC passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document.

VALUECLICK, INC.

August 26, 2008

SCHEDULE A
INFORMATION CONCERNING OUR DIRECTORS AND EXECUTIVE OFFICERS

Name	Positions and Offices Held	Number of Shares Underlying Eligible Options Subject to Offer	Percentage of Shares Underlying Eligible Options Subject to Offer	Number of Shares Underlying Outstanding Options Beneficially Owned	Percentage of Shares Underlying Outstanding Options
James R. Zarley	Executive Chairman of the Board	400,000	8.16%	378,125	4.67%
Tom A. Vadnais	Chief Executive Officer and Director	500,000	10.20%	340,626	4.20%
John Pitstick	Chief Financial Officer	250,000	5.10%	118,696	1.46%
Carl White	Chief Executive Officer (Europe)	350,000	7.14%	168,001	2.07%
David A. Yovanno	Chief Operating Officer (U.S. Media)	434,375	8.86%	170,312	2.10%
Peter Wolfert	Chief Technology Officer	400,000	8.16%	213,750	2.64%
Scott P. Barlow	Vice President, General Counsel and Secretary	175,000	3.57%	90,976	1.12%
David S. Buzby	Director	45,000	*	25,000	**
James A. Crouthamel	Director	30,000	*	—	**
Martin T. Hart	Director	42,500	*	—	**
James R. Peters	Director	35,000	*	—	**
Jeffrey F. Rayport	Director	37,500	*	148,675	1.83%

* Represents less than 1% of shares underlying eligible options subject to the Offer.

**Represents less than 1% of shares underlying outstanding options.

The address of each director and executive officer is c/o ValueClick, Inc., 30699 Russell Ranch Road, Suite 250, Westlake Village, CA 91362, and the telephone number of each director and executive officer is (818) 575-4500.  The information set forth in this table is as of August 26, 2008.

SCHEDULE B
TRANSACTIONS BY OUR DIRECTORS AND EXECUTIVE OFFICERS

Name	Date of Transaction	Grant (G), Exercise (E) or Cancellation (C)	Amount of Securities Involved	Exercise Price Per Share
James R. Zarley	9/6/2006	E	38,750	$2.45
	9/12/2006	E	180,000	$2.45
	11/30/2006	E	156,250	$12.87
	2/16/2007	G	250,000	$27.46
	10/26/2007	G	150,000	$25.66
	6/3/2008	G	50,000	*

Tom A. Vadnais	2/16/2007	G	250,000	$27.46
	10/26/2007	G	250,000	$25.66
	6/3/2008	G	80,000	*

John Pitstick (1)	10/26/2007	G	150,000	$25.66
	6/3/2008	G	50,000	*

Carl White	11/8/2006	E	1,875	$2.45
	11/8/2006	E	5,000	$2.83
	11/8/2006	E	37,500	$9.20
	5/9/2007	E	1,667	$2.83
	5/9/2007	E	6,250	$9.20
	5/9/2007	E	34,375	$7.16
	5/9/2007	E	24,708	$10.80
	2/16/2007	G	250,000	$27.46
	10/26/2007	G	100,000	$25.66
	6/3/2008	G	50,000	*

David A. Yovanno (2)	6/3/2008	G	50,000	*

Peter Wolfert	11/13/2006	E	120,000	$2.46
	11/14/2006	E	30,000	$2.46
	2/16/2007	G	250,000	$27.46
	10/26/2007	G	150,000	$25.66
	6/3/2008	G	50,000	*

Name	Date of Transaction	Grant (G), Exercise (E) or Cancellation (C)	Amount of Securities Involved	Exercise Price Per Share
Scott P. Barlow	11/6/2006	E	6,000	$12.68
	12/13/2006	E	6,250	$2.04
	2/26/2007	E	5,000	$2.46
	2/26/2007	E	7,000	$2.83
	8/13/2007	E	12,000	$2.83
	8/13/2007	E	8,800	$10.57
	8/13/2007	E	8,700	$12.68
	2/16/2007	G	75,000	$27.46
	10/26/2007	G	100,000	$25.66
	6/3/2008	G	50,000	*

David S. Buzby	12/15/2006	E	32,700	$2.80
	12/15/2006	E	30,000	$7.16
	12/15/2006	E	25,000	$12.87
	10/26/2007	G	45,000	$25.66
	6/3/2008	G	6,000	*

James A. Crouthamel	10/26/2007	G	30,000	$25.66
	6/3/2008	G	6,000	*

Martin T. Hart	9/14/2006	E	10,000	$7.16
	9/14/2006	E	21,250	$12.87
	8/29/2007	E	21,250	$12.87
	10/26/2007	G	42,500	$25.66
	6/3/2008	G	6,000	*

James R. Peters	10/26/2007	G	35,000	$25.66
	6/3/2008	G	6,000	*

Jeffrey F. Rayport	10/26/2007	G	37,500	$25.66
	6/3/2008	G	6,000	*

* Restricted stock award granted under the 2002 Stock Incentive Plan.

(1) Transaction information for Mr. Pitstick covers the period from September 13, 2007, the date Mr. Pitstick was appointed Chief Financial Officer, through August 19, 2008.

(2) Transaction information for Mr. Yovanno covers the period from January 3, 2008, the date Mr. Yovanno was appointed Chief Operating Officer (U.S. Media), through August 19, 2008.

Each of the transactions listed above was made pursuant to the Plan.

The information in this table covers the period from August 19, 2006 through August 19, 2008, inclusive.